Exhibit 10.1

FOR IMMEDIATE RELEASE:

American Midstream Partners Reports

Financial Results for the Second Quarter 2012

DENVER, CO – August 13, 2012 – American Midstream Partners, LP (NYSE: AMID) today reported financial results for the three and six months ended June 30, 2012. Gross margin for the second quarter of 2012 was $12.7 million, an increase of $2.1 million, or approximately 20%, compared to $10.6 million in the prior year period. For the six months ended June 30, 2012, gross margin was $26.8 million compared to $23.0 million in the prior year period, an increase of $3.8 million, or nearly 17%. The increase in gross margin for the three and six months ended June 30, 2012, was primarily due to the 50% non-operated interest in the Burns Point processing plant acquired in the fourth quarter of 2011, and higher revenues associated with reimbursable projects in the Transmission and Gathering and Processing segments. The increase was partially offset by lower gross margin at processing plants owned by the Partnership due to lower realized NGL and natural gas prices and lower throughput volumes on several assets in the Gathering and Processing segment.

Adjusted EBITDA for the three and six months ended June 30, 2012, was $4.4 million and $10.6 million, respectively, compared to $4.6 million and $11.4 million for the same periods in 2011. The decrease in Adjusted EBITDA is primarily due to costs incurred to pursue strategic development initiatives and costs associated with being a publicly traded company.

The Partnership reported net income for the three and six months ended June 30, 2012, of $2.3 million and $4.0 million, respectively, compared to losses of $4.2 million and $7.7 million for the same periods in 2011. Net income includes non-cash gains and losses associated with the change in fair value of derivative instruments of $3.2 million and $3.5 million for the three and six months ended June 30, 2012, respectively, and $2.6 and $(0.9) million for the same periods in 2011.

Distributable cash flow (DCF) for the three and six months ended June 30, 2012, was $2.4 million and $6.8 million, respectively. DCF for the three and six months ended June 30, 2012, represents distribution coverage of 61 percent and 85 percent, respectively. The second quarter 2012 distribution of $4.0 million, or $0.4325 per common unit and subordinated unit, will be paid on August 14, 2012, to unitholders of record of August 7, 2012.

The Partnership’s acquisition of the 87.4% interest in the Chatom processing and fractionation plant in Washington County, Alabama, closed on July 2, 2012, and accordingly, the Partnership’s financial results for the three and six months ended June 30, 2012, do not include Chatom.

“We are pleased that our assets performed in line with our expectations in the first half of 2012 during a volatile commodity price environment,” commented Brian Bierbach, President and Chief Executive Officer. “Although our cost structure was higher in the second quarter due to ongoing investments in business development activities, regulatory requirements associated with being a first-year public company, and expenses related to the Chatom acquisition, we are positioning American Midstream to deliver long-term, sustainable distribution growth. We are executing our growth plan by pursuing several avenues for long-term, sustainable growth, including M&A, organic growth, and development projects. We are excited about the recent addition of the Chatom processing and fractionation facility and have seen significant interest as we market fractionation and NGL services to producers in the region.”

“Our focus on development opportunities is beginning to yield results with our announcement today of a letter of intent to develop a gathering and processing system for a new producer customer in East Texas. In addition, we are actively pursuing several other development projects in our gathering and processing segment that will establish new asset platforms in liquids-rich production plays. In our transmission segment, low natural gas prices are driving industrial markets to locate new facilities near our assets and we are pursuing projects to expand our pipelines to serve these new markets. We hope to announce several of these development opportunities in the coming months. Looking ahead, our asset platform, coupled with the significant number of opportunities we see in each area of our growth plan, put American Midstream in a good position to deliver strong returns for our unitholders.”

SEGMENT PERFORMANCE

Gathering and Processing – The Gathering and Processing segment includes natural gas transportation and gathering, natural gas processing and treating, and selling or delivering natural gas and natural gas liquids (NGLs) to various markets and pipeline systems.

Gross margin for the Gathering and Processing segment was $9.0 million and $18.5 million for the three and six months ended June 30, 2012, compared to $7.9 million and $16.2 million for the same periods in the prior year. The increase in gross margin was primarily due to the 50% non-operated interest in the Burns Point processing plant and higher revenues associated with reimbursable projects, offset by lower realized NGL prices and lower throughput volumes primarily on the Quivira and Offshore Texas systems.

Natural gas throughput volumes increased to 344.0 million cubic feet per day (MMcf/d) and 355.6 MMcf/d for the three and six months ended June 30, 2012, respectively, compared to 231.3 MMcf/d and 237.0 MMcf/d for the same periods in the prior year. Processed NGLs averaged 50.7 thousand gallons per day (Mgal/d) and 51.1 Mgal/d for the three and six months ended June 30, 2012, respectively, compared to 47.9 Mgal/d and 51.5 Mgal/d for the same periods in 2011. The increase in throughput volumes and processed NGLs was primarily due to the 50% non-operated interest in the Burns Point processing plant, offset in part, by lower NGL production at the Bazor Ridge gathering and processing facility.

Transmission – The Transmission segment transports and delivers natural gas from producing wells, receipt points, or pipeline interconnects. Gross margin for the Transportation segment was $3.6 million and $8.4 million for the three and six months ended June 30, 2012, respectively, compared to $2.7 million and $6.8 million for the same periods in 2011. This increase was primarily due to higher revenues from reimbursable projects.

Total natural gas throughput volumes averaged 407.8 MMcf/d and 400.6 MMcf/d for the three and six months ended June 30, 2012, respectively, compared to 314.1 MMcf/d and 379.7 MMcf/d for the same periods in the prior year. The increase was primarily a result of higher demand on the Bamagas system and new production on a section of the Midla system.

BALANCE SHEET

During the second quarter of 2012, the Partnership amended its senior secured revolving credit facility to increase the borrowing capacity from $100 million to $200 million. The material terms and conditions of the senior secured revolving credit facility, including pricing, maturity, and covenants, remain unchanged. The credit facility matures in August 2016.

CAPITAL EXPENDITURES

Capital expenditures, including maintenance and expansion capital expenditures, for the three and six months ended June 30, 2012, were approximately $1.4 million and $2.4 million, respectively.

Conference Call

American Midstream will host a conference call and webcast to discuss its second quarter 2012 financial results on Tuesday, August 14, 2012, at 12:00 p.m. Eastern Time. The call may be accessed live at the investor relations section of the American Midstream website at www.AmericanMidstream.com. The call may also be accessed by dialing 800-901-5217 for domestic users or 617-786-2964 for international users. The passcode for both phone numbers is 26419118.

A replay of the audio webcast will be available shortly after the call on American Midstream’s website. A telephonic replay will be available through September 15, 2012, by dialing 888-286-8010 for domestic users or 617-801-6888 for international users. The passcode for both phone numbers is 38875834.

Non-GAAP Financial Measures

This press release, and the accompanying tables, includes financial measures in accordance with U.S. generally accepted accounting principles, or GAAP, as well as non-GAAP financial measures, including “Adjusted EBITDA,” “gross margin” and “distributable cash flow.” The tables attached to this press release include reconciliations of these non-GAAP financial measures to the nearest GAAP financial measures. In addition an “Explanation of Non-GAAP Financial Measures” is set forth in Appendix A attached to this press release.

About American Midstream Partners

Denver-based American Midstream Partners is a growth-oriented limited partnership formed to own, operate, develop and acquire a diversified portfolio of natural gas midstream energy assets. The company provides midstream services in the Gulf Coast and Southeast regions of the United States. For more information about American Midstream Partners, visit www.AmericanMidstream.com.

Forward Looking Statements

This press release includes forward-looking statements. These statements relate to, among other things, projections of operational volumetrics and improvements, growth projects, cash flows and capital expenditures. We have used the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “should”, “will”, “potential” and similar terms and phrases to identify forward-looking statements in this press release. Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors which are described in greater detail in our filings with the SEC. Please see our Risk Factor disclosures included in Annual Report on Form 10-K for the year ended December 31, 2011 filed on March 19, 2012 and our Quarterly Report on Form 10-Q filed on August 13, 2012. All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. We undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this press release.

American Midstream Partners, LP and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited))

	June 30, 2012	December 31, 2011
Assets	(in thousands)
Current assets
Cash and cash equivalents	$1,038	$871
Accounts receivable	1,273	1,218
Unbilled revenue	14,089	19,745
Risk management assets	2,721	456
Funds held in escrow	5,500	—
Other current assets	3,196	3,323

Total current assets	27,817	25,613
Property, plant and equipment, net	161,525	170,231
Risk management assets - long term	594	—
Other assets, net	4,448	3,707

Total assets	$194,384	$199,551

Liabilities and Partners’ Capital
Current liabilities
Accounts payable	$743	$837
Accrued gas purchases	9,451	14,715
Risk management liabilities	—	635
Accrued expenses and other current liabilities	5,317	7,086

Total current liabilities	15,511	23,273
Other liabilities	8,490	8,612
Long-term debt	72,260	66,270

Total liabilities	96,261	98,155

Commitments and contingencies
Partners’ capital
General partner interest (185 and 185 thousand units issued and outstanding as of June 30, 2012 and December 31, 2011, respectively)	1,360	1,091
Limited partner interest (9,108 and 9,087 thousand units issued and outstanding as of June 30, 2012 and December 31, 2011, respectively)	96,331	99,890
Accumulated other comprehensive income	432	415

Total partners’ capital	98,123	101,396

Total liabilities and partners’ capital	$194,384	$199,551

American Midstream Partners, LP and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(in thousands, except for per unit amounts)
Revenue	$42,889	$66,030	$90,278	$133,369
Realized gain (loss) on early termination of commodity derivatives	—	(2,998)	—	(2,998)
Unrealized gain (loss) on commodity derivatives	3,171	2,602	3,494	(972)

Total revenue	46,060	65,634	93,772	129,399

Operating expenses:
Purchases of natural gas, NGLs and condensate	30,239	55,413	63,449	110,366
Direct operating expenses	3,527	3,105	6,767	6,163
Selling, general and administrative expenses	3,668	2,670	6,997	4,871
Transaction expenses	—	(7)	—	281
Equity compensation expense	467	2,184	798	2,658
Depreciation and accretion expense	5,124	5,170	10,283	10,207
(Gain) loss on sale of assets, net	(117)	—	(122)	—

Total operating expenses	42,908	68,535	88,172	134,546

Operating income (loss)	3,152	(2,901)	5,600	(5,147)
Other income (expenses):
Interest expense	(825)	(1,281)	(1,582)	(2,545)

Net income (loss)	$2,327	$(4,182)	$4,018	$(7,692)

General partner’s interest in net income (loss)	$46	$(84)	$80	$(154)

Limited partners’ interest in net income (loss)	$2,281	$(4,098)	$3,938	$(7,538)

Limited partners’ net income (loss) per unit (basic)	$0.25	$(0.74)	$0.43	$(1.36)

Weighted average number of units used in computation of limited partners’ net income (loss) per unit (basic)	9,107	5,525	9,100	5,546

Limited partners’ net income (loss) per unit (diluted)	$0.25	$(0.74)	$0.43	$(1.36)

Weighted average number of units used in computation of limited partners’ net income (loss) per unit (diluted)	9,276	5,525	9,263	5,546

American Midstream Partners, LP and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2012	2011
	(in thousands)
Cash flows from operating activities
Net income (loss)	$4,018	$(7,692)
Adjustments to reconcile net income (loss) to net cash provided (used) in operating activities:
Depreciation and accretion expense	10,283	10,207
Amortization of deferred financing costs	284	389
Unrealized (gain) loss on derivative contracts	(3,494)	972
Unit based compensation	798	905
OPEB plan net periodic (benefit) cost	(41)	—
(Gain) loss on sale of assets	(122)	—
Changes in operating assets and liabilities:
Accounts receivable	(55)	(760)
Unbilled revenue	5,656	847
Risk management assets	—	(670)
Other current assets	1,013	(418)
Other assets, net	(41)	19
Accounts payable	(160)	(267)
Accrued gas purchases	(5,264)	762
Accrued expenses and other current liabilities	(1,769)	1,614
Other liabilities	(135)	(138)

Net cash provided (used) in operating activities	10,971	5,770

Cash flows from investing activities
Additions to property, plant and equipment	(2,384)	(2,382)
Proceeds from disposals of property, plant and equipment	122	—
Funds held in escrow	(5,500)	—

Net cash provided (used) in investing activities	(7,762)	(2,382)

Cash flows from financing activities
Unit holder contributions	13	—
Unit holder distributions	(8,031)	(7,338)
LTIP tax netting unit repurchase	(88)	—
Payments on other loan	—	(381)
Deferred debt issuance costs	(926)	—
Payments on long-term debt	(25,350)	(36,070)
Borrowings on long-term debt	31,340	40,400

Net cash provided (used) in financing activities	(3,042)	(3,389)

Net increase (decrease) in cash and cash equivalents	167	(1)
Cash and cash equivalents
Beginning of period	871	63

End of period	$1,038	$62

Supplemental cash flow information
Interest payments	$1,043	$2,327

Supplemental non-cash information
Increase (decrease) in accrued property, plant and equipment	$66	$474

Receivable for reimbursable construction in progress projects	$610	—

American Midstream Partners, LP and Subsidiaries

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(in thousands)
Reconciliation of Adjusted EBITDA to Net Income (Loss)
Net income	$2,327	$(4,182)	$4,018	$(7,692)
Add:
Depreciation and accretion expense	5,124	5,170	10,283	10,207
Interest expense	825	1,281	1,582	2,545
Realized gain (loss) on early termination of commodity derivatives	—	2,998	—	2,998
Unrealized (gain) loss on commodity derivatives	(3,171)	(2,602)	(3,494)	972
Non-cash equity compensation expense	467	570	798	905
Special distribution to holders of LTIP phantom units	—	1,624	—	1,624
Transaction expenses	—	(7)	—	281
Deduct:
COMA income	955	157	2,161	252
Straight-line amortization of put costs (1)	111	111	223	185
OPEB plan net periodic benefit (cost)	20	—	41	—
Gain (loss) on sale of assets, net	117	—	122	—

Adjusted EBITDA	$4,369	$4,584	$10,640	$11,403

(1)	Amounts noted represent the straight-line amortization of the cost of commodity put contracts over the life of the contract.

Reconciliation of Adjusted EBITDA to Distributable Cash Flow

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(in thousands)
Reconciliation of Adjusted EBITDA to Distributable Cash Flow	$4,369	$4,584	$10,640	$11,403

Deduct:
Cash interest expense (1)	$682	$1,089	$1,298	$2,156
Normalized maintenance capital (2)	875	750	1,750	1,500
Normalized integrity management (3)	375	375	750	750

Distributable Cash Flow	$2,437	$2,370	$6,842	$6,997

(1)	Excludes amortization of debt issuance costs and mark-to-market adjustments related to interest rate derivatives.

(2)	Amounts noted represent estimated annual maintenance capital expenditures of $3.5 million which is what we expect to be required to maintain our assets over the long term.

(3)	Amounts noted represent average estimated integrity management costs over the seven year mandatory testing cycle.

Segment Financial Information

	Three Months Ended June 30,
	2012			2011
	Gathering and Processing	Transmission	Total	Gathering and Processing	Transmission	Total
	(in thousands)
Revenue	$31,620	$11,269	$42,889	$49,111	$16,919	$66,030
Segment gross margin (a)	9,045	3,605	12,650	7,926	2,691	10,617
Realized gain (loss) on early termination of commodity derivatives (b)	—	—	—	(2,998)	—	(2,998)
Unrealized gain (loss) on commodity derivatives (b)	3,171	—	3,171	2,602	—	2,602
Direct operating expenses	2,402	1,125	3,527	1,684	1,421	3,105
Selling, general and administrative expenses			3,668			2,670
Transaction expenses			—			(7)
Equity compensation expense			467			2,184
Depreciation and accretion expense			5,124			5,170
(Gain) loss on sale of assets, net			(117)			—
Interest expense			825			1,281
Net income (loss)			$2,327			$(4,182)

	Six Months Ended June 30,
	2012			2011
	Gathering and Processing	Transmission	Total	Gathering and Processing	Transmission	Total
	(in thousands)
Revenue	$65,871	$24,407	$90,278	$97,269	$36,100	$133,369
Segment gross margin (a)	18,463	8,366	26,829	16,167	6,836	23,003
Realized gain (loss) on early termination of commodity derivatives (b)	—	—	—	(2,998)	—	(2,998)
Unrealized gain (loss) on commodity derivatives (b)	3,494	—	3,494	(972)	—	(972)
Direct operating expenses	4,559	2,208	6,767	3,633	2,530	6,163
Selling, general and administrative expenses			6,997			4,871
Transaction expenses			—			281
Equity compensation expense			798			2,658
Depreciation and accretion expense			10,283			10,207
(Gain) loss on sale of assets, net			(122)			—
Interest expense			1,582			2,545
Net income (loss)			$4,018			$(7,692)

(a)	Segment gross margin for our Gathering and Processing segment consists of total revenue less purchases of natural gas, NGLs and condensate. Segment gross margin for our Transmission segment consists of total revenue less purchases of natural gas. Gross margin consists of the sum of the segment gross margin for each segment. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income or cash flow from operations as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

(b)	Effective January 1, 2011, we changed our segment gross margin measure to exclude unrealized non cash mark-to-market adjustments related to our commodity derivatives. For the three and six months ended June 30, 2011, $2.6 million and $(1.0) million, respectively, in unrealized gains (losses) were excluded from our Gathering and Processing segment gross margin. Effective April 1, 2011 we changed our segment gross margin measure to exclude realized gain (loss) on early termination of commodity derivatives. For the three and six months ended June 30, 2011, $(3.0) million in unrealized gains (losses) were excluded from our Gathering and Processing segment gross margin.

Appendix A

Note About Non-GAAP Financial Measures

Adjusted EBITDA, distributable cash flow, and gross margin are all non-GAAP financial measures. Each has important limitations as an analytical tool because it excludes some, but not all, items that affect the most directly comparable GAAP financial measures. Management compensates for the limitations of these non-GAAP measures as analytical tools by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating these data points into management’s decision-making process.

You should not consider any of Adjusted EBITDA, distributable cash flow, or gross margin in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA, distributable cash flow, and gross margin may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Adjusted EBITDA is a measure used by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to support our indebtedness and make cash distributions to our unitholders and general partner;

•	our operating performance and return on capital as compared to those of other companies in the midstream energy sector, without regard to financing or capital structure; and

•	the attractiveness of capital projects and acquisitions and the overall rates of return on alternative investment opportunities.

We define adjusted EBITDA as net income, plus interest expense, income tax expense, depreciation expense, certain non-cash charges such as non-cash equity compensation, unrealized losses on commodity derivative contracts and selected charges that are unusual or non-recurring, less interest income, income tax benefit, unrealized gains on commodity derivative contracts, construction, operating and maintenance agreement (“COMA”) income, amortization of commodity put purchase costs and selected gains that are unusual or nonrecurring. The GAAP measure most directly comparable to adjusted EBITDA is net income.

Distributable cash flow is a significant performance metric used by us and by external users of our financial statements, such as investors, commercial banks and research analysts, to compare basic cash flows generated by us to the cash distributions we expect to pay our unitholders. Using this metric, management and external users of our financial statements can quickly compute the coverage ratio of estimated cash flows to planned cash distributions. Distributable cash flow is also an important financial measure for our unitholders since it serves as an indicator of our success in providing a cash return on investment. Specifically, this financial measure indicates to investors whether we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. Distributable cash flow is also a quantitative standard used throughout the investment community with respect to publicly traded partnerships and limited liability companies because the value of a unit of such an entity is generally determined by the unit’s yield (which in turn is based on the amount of cash distributions the entity pays to a unitholder). Distributable cash flow will not reflect changes in working capital balances.

We define distributable cash flow as adjusted EBITDA plus interest income, less cash paid for interest expense, integrity management costs and maintenance capital expenditures. The GAAP measure most directly comparable to distributable cash flow is net cash flows from operating activities.

Gross margin and segment gross margin are metrics that we use to evaluate our performance. We define segment gross margin in our Gathering and Processing segment as revenue generated from gathering and processing operations less the cost of natural gas, NGLs and condensate purchased. Revenue includes revenue generated from fixed fees associated with the gathering and treating of natural gas and from the sale of natural gas, NGLs and condensate resulting from gathering and processing activities under fixed-margin and percent-of-proceeds arrangements. The cost of natural gas, NGLs and condensate includes volumes of natural gas, NGLs and condensate remitted back to producers pursuant to percent-of-proceeds arrangements and the cost of natural gas purchased for our own account, including pursuant to fixed-margin arrangements.

We define segment gross margin in our Transmission segment as revenue generated from firm and interruptible transportation agreements and fixed-margin arrangements, plus other related fees, less the cost of natural gas purchased in connection with fixed-margin arrangements.

We define gross margin as the sum of our segment gross margin for our Gathering and Processing and Transportation segments.

Effective January 1, 2011, we changed our gross margin and segment gross margin measure to exclude unrealized mark-to-market adjustments related to our commodity derivatives.